March 22, 2012

VIA EDGAR

David Link
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
1009 F Street, NE
Washington, DC 20549-7410

Re:   GLOBAL GROUP ENTERPRISES CORP.
      Request for Effectiveness
      File No. 333-179311

Dear David Link:

We hereby request effectiveness of GLOBAL GROUP ENTERPRISES CORP'S registration statement on SEC Form S-1. By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and acknowledge that:

   o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

   o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing: and

   o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of Monday, March 26, 2012 at 4:00pm Eastern Standard Time. This date and time has been selected to allow for adequate review of our request by the SEC.

Sincerely,

GLOBAL GROUP ENTERPRISES CORP.

/s/ Andrew Keck
Andrew Keck
President & Chief Executive Officer